SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of October, 2009

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Capital increase of up to 8,979,937 new shares approved; AIXTRON reports record quarterly equipment order intake 2009 guidance increased to EUR 280m revenues and 18% EBIT margin

Aachen, Germany, October 28, 2009 - AIXTRON AG (ISIN DE000A0WMPJ6), worldwide leading provider of deposition equipment to the semiconductor industry, today announced the resolution of a capital increase and the brought forward publication of its consolidated financial results for the first nine months of 2009.

Financial Highlights

Total 9M/2009 revenues were down 4% to EUR 184.9m from EUR 192.1m in 9M/2008. Nevertheless, the gross margin improved in the period to 43%, 3pp up on 9M/2008. EBIT in the first nine months of 2009 was up 16%, to EUR 29.0m, with a 16% margin, compared to EUR 25.0m and a 13% margin in 9M/2008.

Quarterly revenues grew substantially by 45% in Q3 over the previous quarter, and 28% year-on-year, reaching EUR 82.0m in Q3/2009. Reflecting the operating leverage effect from increased volumes and a strong other income figure, the quarterly EBIT increased by 255% over the previous quarter and 123% over Q3/2008, to EUR 16.7m or a 20% margin.

AIXTRON's total nine months 2009 equipment order intake was 2% lower than last year's high level of EUR 210.2m, coming in at EUR 206.7m. However, the 9M/2009 order volume reflects a progressively rising quarterly order trend, whereas in 2008, the nine month total was reached on a sequentially declining quarterly order intake trend.

In fact, the Q3/2009 order intake figure (EUR 117.6m; an increase of 103% sequentially, and 125% year-on-year) represents the highest quarterly order volume in AIXTRON's history.

The equipment order backlog at the end of September 2009 stood at EUR 152.4m, 4% lower than at the same point in time in 2008, but up 39% from the end of June 2009. Management expects that about EUR 88m of the 9M/2009 period end backlog will be converted into revenues before the end of the year 2009.

9M/2009 free cash flow of EUR 45.7m (including changes in cash deposits) was more than seven times higher, year on year, while Q3/2009 free cash flow of EUR 27.3m was up 241% compared to the previous quarter, and 348% over Q3/2008.

Capital Increase

The Executive Board of AIXTRON AG has agreed, with the consent of the Supervisory Board, to increase the Company's share capital by utilizing its authorized capital of up to EUR 8,979,937.00 by issuing up to 8,979,937 new no-par value registered shares, corresponding to approximately 9.8% of the current share capital, for cash. Shareholders' subscription rights will be excluded.

The new shares will be offered to qualified investors in Germany and internationally via an accelerated book building process. The proceeds from the issue will be used to strengthen the Company's balance sheet, to support higher capital spending and further growth of the Company.

The new shares will be admitted for trading without a prospectus in the regulated market of the Frankfurt Stock Exchange with a simultaneous listing in the Prime Standard segment of the Frankfurt Stock Exchange, which requires additional disclosure obligations. They will have full dividend entitlement for the fiscal year 2009.

Outlook

AIXTRON Management again increases its full-year 2009 guidance to revenues of EUR 280m. This total revenue figure bears enough operating leverage potential to enable us to reach an 18% EBIT margin for the full year. Management sees a strong possibility of the revenue momentum carrying over into 2010.

Contact:
Guido Pickert
Investor Relations and Corporate Communications:
T: +49-241-8909-444
F: +49-241-8909-445
invest@aixtron.com

For further information on AIXTRON AG (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

This publication constitutes neither an offer to sell nor a solicitation of an offer to buy securities. In particular, this document constitutes neither an offer to sell nor a solicitation of an offer to purchase securities in the United States. The shares in AIXTRON Aktiengesellschaft (the 'Shares') may not be offered or sold in the United States or to or for the account or benefit of 'U. S. persons' (as such term is defined in Regulation S under the U. S. Securities Act of 1933, as amended (the 'Securities Act')) absent registration or an exemption from registration under the Securities Act. The Shares have not been and will not be registered under the Securities Act. There will be no public offering of Shares in the United States.

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	October 28, 2009	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO